SIGMABROADBAND CO.

2690 Cobb Parkway, Suite A5

Atlanta, Georgia 33080

Monday, December 9, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-8561

Re: SigmaBroadband Co.

Request for Acceleration of S-1 Effective Date

Filed: Monday, December 9, 2013

File No.: 333-191426

Dear Mr. Spirgel:

Pursuing to your telephonic conversation with our attorney, Peter J. Vazquez, Jr., Esq., we are respectfully requesting the acceleration of our effective date to be set for Friday, December 13, 2013 at 3:00 PM EST.

If you have any questions or require any additional information, please do not hesitate to contact us.

Very truly yours,

/s/ Jeffery Brown
Its: President